Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (Los Angeles)
E-mail: info@wsphl.com	E-mail: crocker.coulson@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

WSP Holdings Announces Second Quarter 2012 Results

Wuxi, China, September 28, 2012 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

(Comparison with the first quarter of 2012 and the second quarter of 2011)

	Q2 2012	Q1 2012	Q-o-Q	Q2 2011	Y-o-Y
Net revenues ($ million)	159.2	129.5	23.0%	185.5	-14.2%
Gross profit (loss) ($ million)	7.6	2.7	185.9%	6.7	13.3%
Gross margin (% of net revenues)	4.8%	2.1%	—	3.6%	—
Loss from operations ($ million)	(7.9)	(11.3)	30.4%	(10.1)	22.4%
Net loss attributable to WSP Holdings Limited ($ million)	(15.7)	(16.6)	5.5%	(19.2)	18.5%
Loss per ADS ($)(1)	(0.77)	(0.81)	4.9%	(0.94)	18.1%

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares from 1:2 to 1:10, effective as of February 15, 2012.

“The second quarter of 2012 showed an increase in total revenues from the first quarter of 2012, mainly due to an increase in export sales of API products to Asia and Africa, and a modest increase in average product selling prices quarter-over-quarter.” commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. “We will continue with our concerted marketing efforts to tap into new international markets amidst the current global economic uncertainties.”

Financial Results

Second Quarter 2012 Financial Results

(Comparison with the first quarter of 2012 and the second quarter of 2011)

Net revenues ($ million)	Q2 2012	Q1 2012	Q-o-Q	Q2 2011	Y-o-Y
API	112.7	90.4	24.7%	108.0	4.3%
Non-API	25.5	21.4	19.2%	44.0	-42.0%
Others	21.0	17.7	19.0%	33.5	-37.3%
Total	159.2	129.5	23.0%	185.5	-14.2%
Domestic	76.7	88.5	-13.3%	106.7	-28.1%
Export	82.5	41.0	101.4%	78.8	4.6%

Sales volume (tonnes)	Q2 2012	Q1 2012	Q-o-Q	Q2 2011	Y-o-Y
API	96,150	81,272	18.3%	101,677	-5.4%
Non-API	14,738	13,445	9.6%	23,187	-36.4%
Others	19,638	23,708	-17.2%	52,393	-62.5%
Total	130,526	118,425	10.2%	177,257	-26.4%
Domestic	73,724	92,893	-20.6%	126,039	-41.5%
Export	56,802	25,532	122.5%	51,218	10.9%

WSP Holdings reported revenues of $159.2 million in the second quarter of 2012 compared to $129.5 million in the first quarter of 2012 primarily due to an increase in revenues generated from export sales. Domestic sales and export sales accounted for 48.2% and 51.8%, respectively, of total revenues for the second quarter of 2012.

On a quarter-over-quarter basis, domestic sales decreased primarily due to a 20.6% decrease in domestic sales volume. Export sales increased quarter-over-quarter primarily due to a 122.5% increase in export sales volume, which is mainly led by an increase in sales of API products to Middle East.

On a year-over-year basis, domestic sales decreased primarily due to a 41.5% decrease in domestic sales volume, offset by a 23% increase in average selling prices. Export sales increased year-over-year due to a 10.9% increase in export sales volume, offset by a 5.7% decrease in average selling prices.

API and non-API product sales accounted for 70.8% and 16.0%, respectively, of total revenues in the second quarter of 2012. Higher quarter-over-quarter sales revenues from API product sales were primarily due to an 18.3% increase in sales volume and a 5.4% increase in average selling prices. Non-API sales revenues increased quarter-over-quarter due to an 8.7% increase in average selling prices and a 9.6% increase in sales volume.

API sales revenues increased slightly year-over-year due to a 10.3% increase in average selling prices, partially offset by a 5.4% decrease in sales volume. Non-API sales decreased year-over-year primarily due to a 36.4% decrease in sales volume.

Gross margin in the second quarter of 2012 increased to 4.8% from 2.1% in the first quarter of 2012 and 3.6% in the second quarter of 2011. Higher quarter-over-quarter and year-over-year gross margins were primarily due to higher average selling prices of API products in the second quarter of 2012.

Operating expenses in the second quarter of 2012 were $15.5 million, up 10.9% from $14.0 million in the first quarter of 2012 and down 8.1% from $16.9 million in the second quarter of 2011. Selling and marketing expenses were $4.3 million, compared to $2.9 million in the first quarter of 2012 and $6.1 million in the second quarter of 2011. The quarter-over-quarter increase in selling and marketing expenses was primarily due to an increase in sales commission associated with increased export sales to Asia and Africa. General and administrative expenses were $11.7 million, compared to $16.8 million in the first quarter of 2012 and $10.9 million in the second quarter of 2011.

Loss from operations was $7.9 million in the second quarter of 2012, compared to loss from operations of $10.1 million and $11.3 million in the second quarter of 2011 and the first quarter of 2012, respectively.

Net interest expense was $10.0 million in the second quarter of 2012, compared to $10.0 million in the second quarter of 2011 and $10.6 million in the first quarter of 2012.

The Company recorded an income tax benefit of $0.3 million in the second quarter of 2012, compared to income tax expense of $1.4 million and income tax benefit of $3.8 million in the second quarter of 2011 and in the first quarter of 2012, respectively.

Net loss attributable to WSP Holdings was $15.7 million in the second quarter of 2012, compared to net loss attributable to WSP Holdings of $19.2 million and $16.6 million in the second quarter of 2011 and the first quarter of 2012, respectively.

Basic and diluted loss per ADS were both $0.77 in the second quarter of 2012, compared to basic and diluted loss per ADS for both of $0.94 and $0.81 in the second quarter of 2011 and in the first quarter of 2012, respectively.

Six Month Results

Revenues for the first six months of 2012 were $288.7 million, down 8.9% from revenues of $316.7 million in the first six months of 2011. Gross profit was $10.3 million for the first six months of 2012, compared to gross profit of $18.6 million for the first six months of 2011. Gross margin was 3.6%, compared to.5.9% for the first six months of 2011. Operating loss was $19.2 million for the first six months of 2012, compared to operating loss of $18.6 million for the first six months of 2011. Net loss attributable to WSP Holdings was $32.3 million for the first six months of 2012, compared to net loss attributable to WSP Holdings of $33.0 million for the first six months of 2011. Basic and diluted loss per ADS were both $1.58 for the first half of 2012, compared to basic and diluted loss per ADS of $1.61 for both in the first half of 2011.

Financial Condition

As of June 30, 2012, the Company had cash and cash equivalents of $8.4 million, compared to $27.7 million as of December 31, 2011. Restricted cash totaled $170.8 million as of June 30, 2012, compared to $249.8 million as of December 31, 2011. As of June 30, 2012, the Company had short term borrowings of $737.0 million and long term borrowings of $44.3 million, compared to $773.5 million and $79.4 million, respectively, as of December 31, 2011.  As of June 30, 2012, one of the Company’s major operating subsidiaries has drawn down approximately RMB2.6 billion ($411.5 million) out of the total approved syndicated loan facility of RMB2.9 billion ($447.7 million) entered into with eight commercial banks in late August 2011, allowing it to replace certain of its existing short-term borrowings with mid-term working capital loans.  The subsidiary is subject to continued compliance with certain bank loan covenants, including maintaining certain financial ratios and thresholds at the end of a one-year special observation period. As of June 30, 2012, the subsidiary did not meet certain financial covenants under the syndicated loan facility agreement during the relevant measuring periods. The bank syndicate held a review meeting and indicated an agreement to waive the aforementioned breaches of financial covenants during the observation period and its willingness to continue to fulfill the terms of the syndicated loan facility. The formal approval process within the bank syndicate is currently underway. Additionally, two other subsidiaries of the Company are also in breach of their financial covenants under project loans. As of June 30, 2012, the Company’s short term borrowings include loans not due within one year of $227.4 million that were reclassified as short term borrowings due to technical breaches of these loans. The Company’s lenders have not accelerated the repayment of their loans under these credit facilities. In the event that the Company is unable to reach an agreement with these lenders, the lenders may accelerate the repayment of the loans and the Company’s ability to draw down under these credit facilities may be affected.

Accounts receivable and inventory totaled $177.9 million and $227.1 million respectively as of June 30, 2012 compared to $260.1 million and $242.2 million respectively as of December 31, 2011. As of June 30, 2012 total assets were $1,373.4 million, total liabilities were $1,167.2 million and total equity was $206.2 million.

Capital expenditures incurred for the six months ended June 30, 2012 were $22.6 million and were funded mainly through the Company’s operating cash flow and bank loans. The Company has almost completed its major capital expenditure projects and will continue to reevaluate and revise its capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding.

Update on Production Facility

WSP Pipe Company Limited (“WSP Pipe”)

Construction of an OCTG pipe manufacturing and sales facility at WSP Pipe, the Company’s wholly-owned subsidiary in the Thai-Chinese Rayong Industrial Zone, Thailand, has been fully completed. The two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year commenced commercial production in the first half of 2012. The Company’s Thailand plant also obtained ISO/TS 29001 and ISO 9001 certifications and passed annual API inspections in July 2012.

Operational Environment and Business Outlook

Crude oil prices have traded above $90 a barrel in September 2012, having hovered above the $100 mark since mid-February 2012, and are expected to continue fluctuating due to the ongoing European debt crisis and heightened global economic uncertainty.

On the international front, WSP Holdings continues to pursue new opportunities and broaden its customer base in South America, the Middle East, Central Asia and Africa, which provide opportunities for sales growth.  On the domestic front, WSP Holdings continues to develop and launch new series of non-API products for commercial use and focus mainly on customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 am. Eastern Time on Friday, September 28, 2012 to discuss its unaudited financial results for the second quarter of 2012. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866-519-4004. International callers should call +1-718-354-1231. The conference pass code is 330 794 75. A replay of the conference call will be available from 12:00 ET on Friday, September 28, 2012 to 23:59 ET on Friday October 5, 2012. To access the replay, call 866-214-5335. International callers should call +1 718-354-1232. The conference pass code is 330 794 75. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://ir.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended June 30, 2012	3 Months Ended June 30, 2011	6 Months Ended June 30, 2012	6 Months Ended June 30, 2011

Net revenues	$159,215	$185,543	$288,668	$316,733
Cost of revenues	(151,596)	(178,817)	(278,384)	(298,133)
Gross profit	7,619	6,726	10,284	18,600

Selling and marketing expenses	(4,321)	(6,133)	(7,232)	(11,574)
General and administrative expenses	(11,684)	(10,873)	(28,529)	(26,417)
Gain on disposal of subsidiary	1	—	2,518
Other operating income	523	152	3,799	784
Loss from operations	(7,862)	(10,128)	(19,160)	(18,607)
Interest income	1,667	1,238	3,335	1,953
Interest expenses	(11,713)	(11,238)	(23,941)	(19,307)
Other income		192	64	384
Exchange differences	(126)	(623)	189	(567)
Loss before benefit from income taxes	(18,034)	(20,559)	(39,513)	(36,144)
Benefit from (provision for) income taxes	300	(1,401)	4,096	(1,265)

Net loss before earnings in equity investment	(17,734)	(21,960)	(35,417)	(37,409)
Earnings (loss) in equity investment	136	(173)	121	(221)
Net loss	(17,598)	(22,133)	(35,296)	(37,630)
Net loss attributable to the non-controlling interests	1,909	2,885	2,997	4,643
Net loss attributable to WSP Holdings Limited	$(15,689)	$(19,248)	$(32,299)	$(32,987)

Weighted average ordinary shares used in computation of loss per share:
Basic	204,375,226	204,375,226	204,375,226	204,375,226
Diluted	204,375,226	204,375,226	204,375,226	204,375,226

Loss Per Ordinary Share
Basic	$(0.08)	$(0.09)	$(0.16)	$(0.16)
Diluted	$(0.08)	$(0.09)	$(0.16)	$(0.16)

Loss Per ADS(1)
Basic	$(0.77)	$(0.94)	$(1.58)	$(1.61)
Diluted	$(0.77)	$(0.94)	$(1.58)	$(1.61)

(1) ADS amounts adjusted for a change in the ratio of its American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:2 to 1:10 (“Ratio Change”), effective as of February 15, 2012.

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2012	December 31, 2011

Assets
Cash and cash equivalents	$8,392	$27,742
Restricted cash	170,751	249,812
Accounts and bills receivable, net	177,884	260,139
Other current assets	310,151	328,869
Total Current Assets	667,178	866,562

Property and equipment, net	650,218	653,783
Prepaid lease payments for land use rights, non-current	34,408	32,957
Other non-current assets	21,585	17,814
Total Assets	$1,373,389	$1,571,116

Liabilities
Accounts payables	$283,473	$307,740
Borrowings due within one year	737,046	773,541
Other current liabilities	86,767	163,719
Total Current Liabilities	1,107,286	1,245,000

Borrowings due after one year	44,269	79,354
Other non-current liabilities	15,677	15,380
Total Liabilities	$1,167,232	$1,339,734

Total WSP Holdings Limited shareholders’ equity	202,238	233,873
Non-controlling interests	3,919	(2,491)
Total equity	206,157	231,382
Total Liabilities and Equity	$1,373,389	$1,571,116